UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Or

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number:    001-07434

Aflac Incorporated 401(k) Savings

and Profit Sharing Plan

(Full title of the plan)

Aflac Incorporated
(Name of issuer of the securities held pursuant to the plan)

1932 Wynnton Road Columbus, Georgia 31999
(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Committee

Aflac Incorporated 401(k) Savings

    and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule 1 as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

June 25, 2010
Atlanta, Georgia

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Statements of Net Assets Available for Plan Benefits

December 31,

	2009	2008
Assets:
Investments (Note 5)	$174,785,482	$142,979,285
Participant loans	9,090,724	8,481,508
Cash	224,949	757,082
Accrued employer contribution	136,371	24,442
Accrued participant contribution	384,755	68
Accrued interest	25,556	-
Total assets	184,647,837	152,242,385
Liabilities:
Excess participant contributions payable	171,606	136,499
Other liabilities	-	33,893
Total liabilities	171,606	170,392
Net assets available for plan benefits before adjustments	184,476,231	152,071,993
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	813,049	1,576,832
Net assets available for plan benefits	$185,289,280	$153,648,825

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31,

	2009	2008
Contributions and transfers:
Participant withholdings	$11,029,577	$11,542,839
Participant transfers from other plans	283,966	580,715
Employer matching	4,456,406	4,375,523
Total contributions and transfers	15,769,949	16,499,077
Dividend income	3,790,846	4,728,995
Interest income	661,417	775,073
Net appreciation (depreciation) in fair value of investments (Note 5)	21,591,820	(64,613,315)
Distributions to participants	(10,087,246)	(10,642,384)
Administrative fees	(86,331)	(78,086)
Increase (decrease) in net assets	31,640,455	(53,330,640)
Net assets available for plan benefits:
Beginning of year	153,648,825	206,979,465
End of year	$185,289,280	$153,648,825

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. DESCRIPTION OF THE PLAN

The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees); American Family Life Assurance Company of New York; Aflac International, Incorporated (excluding Japan Branch employees); and Communicorp, Incorporated (collectively “the Company”).

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the month, which coincides with or next follows the completion of thirty days of employment.

The Plan is administered by a plan administrator appointed by the Pension Committee of Aflac Incorporated’s Board of Directors. For the years ended December 31, 2009 and 2008, the Plan’s trustee and administrator was Merrill Lynch Trust Company. The majority of the Plan’s administrative expenses are paid by the Plan sponsor. A portion of the Plan’s administrative expenses is allocated to the Plan and is deducted from the investment earnings (losses) in participant accounts. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus in increments of whole percentages of up to 50% in 2009 and 2008, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $16,500 for participants under the age of 50 and $22,000 for participants age 50 and older in 2009 and $15,500 for participants under the age of 50 and $20,500 for participants age 50 and older in 2008. Prior to March 1, 2009, contributions by participants were all made on a pre-tax basis. Effective March 1, 2009, participants could elect whether to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)). The first 1% to 6% of participants’ compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2009 and 2008, subject to certain limitations, the Company’s matching contribution was 50% of the portion of the participants’ contributions, which were not in excess of 6% of the participants’ annual cash compensation.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant’s interest in the Company’s matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant’s account.

(d)	Vesting

Participants are 100% vested in their contributions plus investment earnings or losses thereon.

Participants become vested in the Company’s matching contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

A participant’s interest in the Company’s matching contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company’s future matching contributions or plan expenses. At December 31, 2009, forfeited non-vested accounts totaled approximately $46,100, compared with approximately $21,600 a year ago. In 2009, forfeitures of approximately $148,000 were used to reduce matching contributions, compared with approximately $291,900 in 2008.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant’s employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock.

The Plan permits in-service withdrawals for participants who are 100% vested in the Company’s contribution and have attained age 59 1/2.

(f)	Loans

Participants are allowed to borrow funds from their accounts. The minimum amount of any loan is $1,000. Participants may have up to two active loans from their account at any time. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:

a.	50% of the participant’s vested benefit (as defined by the Plan document); or

b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All participant loans carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant’s principal residence and are secured by the balance in the participant’s account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 3.25% at December 31, 2009, and 2008. Participant loans are stated at cost, which approximates fair value.

(g)	Transactions With Parties-in-Interest

As of December 31, 2009 and 2008, the statements of net assets available for plan benefits include the following investments and participant loans with parties-in-interest to the Plan.

	2009	2008
Merrill Lynch Retirement Preservation Trust*	$12,021,527	$11,343,930
Merrill Lynch Equity Index Trust	3,221,317	2,151,339
Aflac Incorporated common stock	84,727,222	75,719,975
Participant loans	9,090,724	8,481,508

* Includes adjustment to contract value of $813,049 in 2009 and $1,576,832 in 2008

2. SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments are stated at fair value. Investments in mutual funds and common shares are stated at fair value based upon market quotations obtained from national security exchanges. Investments in common/collective trusts are valued based on the quoted market prices of the underlying assets held in the fund, except for the Merrill Lynch Retirement Preservation Trust.

The Merrill Lynch Retirement Preservation Trust, a common/collective trust, primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. In accordance with applicable accounting guidance, the Plan’s investment in units of the Merrill Lynch Retirement Preservation Trust is presented at fair value in the Statements of Net Assets Available for Plan Benefits, with an adjustment to its underlying contract value displayed separately. The Merrill Lynch Retirement Preservation Trust fund’s reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(c)	Distributions

Distributions to participants are recorded when paid.

(d)	Fair Value of Financial Instruments

Investments are stated at fair value. Participant loans are stated at cost, which approximates fair value. The carrying amounts for cash, receivables, and payables approximated their fair values due to the short-term nature of these instruments.

(e)	New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Accounting Standards Codification: In June 2009, the Financial Accounting Standards Board (FASB) issued guidance that eliminates the hierarchy of authoritative accounting and reporting guidance on nongovernmental GAAP and replaces it with a single authoritative source, the FASB Accounting Standards CodificationTM (ASC). Securities and Exchange Commission (SEC) rules and interpretive releases, which may not be included in their entirety within the ASC, will remain as authoritative GAAP for SEC registrants. The ASC affects the way in which users refer to GAAP and perform accounting research, but does not change GAAP. The Company adopted this guidance as of September 30, 2009. The adoption had no impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Subsequent events: In May 2009, the FASB issued accounting guidance on subsequent events which establishes standards for the recognition and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This update requires that the effects of subsequent events that provide additional evidence about conditions that existed at the balance sheet date be recognized in financial statements. This update prohibits, in financial statements, the recognition of the effects of subsequent events that provide evidence about conditions that arose after the balance sheet date, but requires information about those events to be disclosed if the financial statements would otherwise be misleading. The Company adopted this guidance as of June 30, 2009. The adoption had no impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Fair value measurements and disclosures: In April 2009, the FASB issued accounting guidance on fair value measurements and disclosures which provides information on how to determine the fair value of assets and liabilities in the current economic environment and re-emphasizes that the objective of a fair value measurement remains an exit price. This guidance provides factors to consider when determining whether there has been a significant decrease in the volume and level of activity in the market for an asset or liability as well as provides factors to consider in identifying transactions that are not orderly. This guidance also discusses the necessity of adjustments to transaction or quoted prices to estimate fair value in accordance with GAAP when it is determined that there has been a significant decrease in the volume and level of activity or that the transaction is not orderly. The Company adopted this guidance as of March 31, 2009. The adoption had no impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Accounting Pronouncements Pending Adoption

Fair value measurements and disclosures: In January 2010, the FASB issued amended accounting guidance on fair value disclosures. This guidance requires new disclosures about transfers in and out of fair value hierarchy Levels 1 and 2. This portion of the guidance is effective for interim and annual periods beginning after December 15, 2009. This guidance also requires the activity in Level 3 for purchases, sales, issuances, and settlements to be reported on a gross, rather than net, basis. This portion of the guidance is effective for interim and annual periods beginning after December 15, 2010. The Company does not expect the adoption of this standard to have any impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

3. FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. INVESTMENT FUNDS

The following table presents the fair value of individual investments that exceeded 5% of the Plan’s net assets as of December 31:

	2009	2008
Mutual funds:
Davis New York Venture Fund	$9,795,229	$	*
Dodge & Cox Balanced Fund	25,432,680		18,394,352
Dodge & Cox Stock Fund	14,691,410		11,269,773
Common/collective trust funds:
Merrill Lynch Retirement Preservation Trust**	12,021,527		11,343,930
Aflac Incorporated common stock	84,727,222		75,719,975

*Investment did not exceed 5% of the Plan’s net assets at the end of the respective period

**Includes adjustment from fair value to contract value of $813,049 in 2009 and $1,576,832 in 2008

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$15,064,006	$ (36,088,623)
Common/collective trust funds	684,248	(1,275,841)
Aflac Incorporated common stock	5,843,566	(27,248,851)
Total net appreciation (depreciation) in fair value of investments	$21,591,820	$ (64,613,315)

GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These two types of inputs create three valuation hierarchy levels. The following tables present the fair value hierarchy levels of the Plan’s assets that are measured at fair value on a recurring basis as of December 31.

	2009
	Level 1	Level 2	Level 3	Total
Assets:
Investments:
Mutual funds	$75,628,465	$-	$-	$75,628,465
Common/collective trust funds	-	14,429,795	-	14,429,795
Aflac Incorporated common stock	84,727,222	-	-	84,727,222
Total assets	$160,355,687	$14,429,795	$-	$174,785,482

	2008
	Level 1	Level 2	Level 3	Total
Assets:
Investments:
Mutual funds	$55,340,873	$-	$-	$55,340,873
Common/collective trust funds	-	11,918,437	-	11,918,437
Aflac Incorporated common stock	75,719,975	-	-	75,719,975
Total assets	$131,060,848	$11,918,437	$-	$142,979,285

The fair value of our investments categorized as Level 1, consisting of mutual funds and common stock, is based on quoted market prices for identical securities traded in active markets that are readily and regularly available to us. The fair value of our investments categorized as Level 2, consisting of common/collective trusts, is based on quoted prices for similar assets in markets that are not active, other inputs that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates, or other market corroborated inputs.

The Plan does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and 2008.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2009	2008
Net assets available for plan benefits	$185,289,280	$153,648,825
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(813,049)	-
Participant withdrawals not yet distributed	(185,123)	-
Deemed distributions	(48,185)	(54,419)
Net assets available for plan benefits - Form 5500	$184,242,923	$153,594,406

Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on Form 5500.

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31:

	2009	2008
Increase (decrease) in net assets per statement of changes in net assets available for plan benefits	$31,640,455	$ (53,330,640)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(813,049)	-
Participant withdrawals not yet distributed	(185,123)	-
Deemed distributions	-	(12,761)
Deemed distributions paid	3,227	9,545
Deemed distributions written off	3,007	8,461
Net income - Part II Line K Form 5500	$30,648,517	$ (53,325,395)

Paid deemed distributions are cash receipts on defaulted participant loans of active participants disallowed on Form 5500 in previous years. Deemed distributions written off represent those defaulted loans that had not been removed from plan assets until the current year but that had been disallowed on Form 5500 in previous years.

7. SUBSEQUENT EVENTS

In May 2010, T. Rowe Price Trust Company became the new trustee and administrator for the Plan. On the effective date of this change, the assets of the Plan were transferred from a trust maintained by Merrill Lynch Trust Company to a trust maintained by T. Rowe Price Trust Company.

SCHEDULE 1

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

EIN: 58-1167100 PN: 004

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2009

Identity of Issue and Description of Investment	Shares/Units	Current Value

Mutual Funds
Davis New York Venture Fund	313,047	$9,795,229
Dodge & Cox Balanced Fund	397,199	25,432,680
Dodge & Cox Stock Fund	152,813	14,691,410
Columbia Acorn Fund	146,131	3,606,520
Artio International Equity Fund Class A	211,664	5,835,566
American Funds Growth Fund of America	249,214	6,798,555
American Funds Europacific Growth Fund	99,995	3,827,827
Columbia Total Return Bond Fund	449,853	4,350,081
JP Morgan Small Cap Fund	42,977	1,290,597
Total Mutual Funds		75,628,465

Common/Collective Trusts
Merrill Lynch Retirement Preservation Trust*	12,021,527	11,208,478
Merrill Lynch Equity Index Trust*	230,588	3,221,317
Total Common/Collective Trusts		14,429,795

Aflac Incorporated common stock*	1,831,940	84,727,222

Participant loans (2,599 loans outstanding with zero cost, interest rates from 5.25% to 11.0% and maturity dates of less than one year to 10 years)*		9,068,095 **

Total		$183,853,577

*Indicates a party-in-interest to the Plan.

**Includes accrued interest of $25,556 and excludes deemed distributions of $48,185

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and
Profit Sharing Plan

Date:	June 25, 2010	By:	/s/ Casey Graves
Casey Graves
Vice President
Human Resources

Exhibit Index

23	- Consent of Independent Registered Public Accounting Firm